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News Release
For immediate release

Bell launches the exclusive Samsung m530
Canadian Olympic Team Edition phone

Olympic Games content includes exclusive games, ringtones and screensavers

TORONTO, July 4, 2008 – Bell, the exclusive Telecommunications Partner of the Vancouver 2010 Olympic and Paralympic Winter Games, today announced the availability of the Samsung m530 Canadian Olympic Team phone. With this phone, Canadians can connect with the Canadian Olympic Team, share in the Olympic experience, and show support leading up to and during the Beijing 2008 Olympic Games.

“This phone delivers the ultimate sports and entertainment experience for Canadian Olympic fans,” said Loring Phinney, Vice President, Olympic and Corporate Marketing for Bell. “The exclusive content and interactive functions of this one-of-a kind, limited edition Canadian Olympic Team branded phone will enable fans to connect to athletes any time and anywhere.”

The Samsung m530 is the ideal phone to watch CBC Olympic Games’ live coverage from Beijing and video clips of the Games’ highlights; check Canada’s medal standings; view exclusive interviews with athletes and text in votes for top Bell Olympic Moments on CBC. Bell Mobility’s Beijing 2008 video bundle is available for a one time fee of $8, and will offer ongoing coverage of the Olympic Games from August 8 to August 24.

“This feature-rich, multi-media phone supports a variety of our most popular multimedia and messaging services, all powered by the fastest and largest network across Canada,” said Adel Bazerghi, Vice President, Products for Bell Mobility. “We are pleased to offer Canadians a phone that lets them so directly demonstrate their Olympic spirit.”

Demos of Sega Mobile’s Sonic at the Olympic Games and Beijing 2008, the Official Mobile Phone Game of the Olympic Games, two high quality mobile games that feature rich graphics, quality audio and one-thumb controls, are pre-loaded on the phone. The unit itself displays the Canadian Olympic Team logo and the wallpaper, an iconic 2010 Olympic Winter Games logo.

As part of its Olympic Games content, Bell will also offer screensavers of competing countries’ flags and ringtones of their national anthems for download.

The Samsung m530 includes a camera/camcorder, speakerphone and expandable memory. It features the Bell User Experience, a customized user interface that allows clients to create shortcuts to their favourite applications and services, directly on the home screen. The Samsung m530 supports services including:

•	GPS Nav turn-by-turn navigation

•	Full Track Music

•	SIRIUS Satellite Radio

•	Windows Live Hotmail® and Windows Live MessengerTM

•	Picture and video messaging

The Samsung m530 is offered in white and is available for as little as $49.95 on a three-year contract with a Fun Bundle.

For more information on the Samsung m530 and Bell Mobility’s Olympic Games content, please visit bell.ca/wireless.

About Bell
Bell is Canada’s largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Telecommunications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca. For corporate information on BCE, please visit www.bce.ca.

For media inquiries, please contact:

Allison Johnson
Bell Media Relations
604 678-7514
allison.johnson@bell.ca